For Immediate Release

From:
Ameritrans Capital Corporation
For more information Contact:
Gary C. Granoff
(800) 214-1047

Ameritrans Announces Results of Special Meeting of Shareholders

New York, NY, March 18, 2008 – Ameritrans Capital Corporation (NASDAQ: AMTC, AMTCP) today hosted a special meeting of shareholders. All five proposals at the meeting were approved by the requisite vote of shareholders. As detailed below, all proposals were approved by shareholders. Michael Feinsod, President of Ameritrans commented, "We look forward to moving ahead with the new business areas described in the notice to shareholders for this meeting. We are excited at the prospects of our prospective relationship with Velocity Capital Advisors, LLC and believe our strong balance sheet combined with the Company's unique corporate structure, positions the Company to take advantage of the current corporate lending environment."

Investment Advisory and Management Agreement with Velocity Capital Advisors, LLC
The shareholders approved the Investment Advisory and Management Agreement with Velocity Capital Advisors, LLC. The Advisory Agreement will become effective once approved by the U.S. Small Business Administration (SBA) and upon the satisfaction of certain other conditions described in the Advisory Agreement.

Amendment and Restatement of Certain Investment Policies of Ameritrans and its wholly owned subsidiary Elk Associates Funding Corp.
The shareholders approved the amendment and restatement of certain fundamental investment policies of Ameritrans and Elk. The amended and restated fundamental investment policies for each of Ameritrans and Elk are now identical. The revisions to such fundamental policies are expected to facilitate the management of the Company's assets and to simplify the process of monitoring compliance with the Company's other non-fundamental investment policies. In addition, the amendments of such fundamental policies are intended to provide the Company with more flexibility to respond to changing markets and new investment opportunities. In addition, these amendments of the Company's fundamental policies will provide the Board of Directors with broader discretion to determine making investment decisions permitted by the 1940 Act and other applicable law.

Increase in Authorized Shares of Preferred Stock
The shareholders approved the amendment to the Company's Articles of Incorporation to increase the number of shares of our authorized preferred stock from one million (1,000,000) shares to ten million (10,000,000) shares. The amendment to the Certificate of Incorporation was filed with the Delaware Secretary of State on Tuesday, March 18, 2008 and became effective immediately upon filing.

Approval of Private Offering of Common Stock

The shareholders of the Company also approved a private offering of one or a combination of the following securities of the Company's (i) common stock, $.0001 par value (the "Common Stock"), (ii) warrants exercisable into shares of Common Stock and/or (iii) shares of preferred stock, with such rights and preferences as determined by the Company's Board of Directors, subject to applicable law and regulation. The Company proposes to raise aggregate gross proceeds between a minimum of $5,000,000 and up to a maximum of $50,000,000.

Preferred Stock Dividend Declaration

Additionally, the Board of Directors has declared a dividend of $0.28125 per share on its $9^{3/8}$% Cumulative Participating Redeemable Preferred Stock for the period January 1, 2008 through March 31, 2008. The dividend is payable on or about April 15, 2008 to shareholders of record as of March 31, 2008.

Designation of Chief Compliance Officer

Lastly, Silvia Mullens has been designated Chief Compliance Officer effective immediately. Ms. Mullens is presently employed by the Company as Senior Vice President, pursuant to an amended and restated employment agreement dated September 28, 2006. Ms. Mullens new title will be Senior Vice President and Chief Compliance Officer of the Company. The CCO position is an at-will position for which Ms. Mullens will be compensated at an additional per annum rate. Ms. Mullens has been a Vice President of Ameritrans since its inception, a Vice President of Elk since 1996, and the Loan Administrator of Elk since February 1994. Ms. Mullens received a B.A. from Fordham University and an M.B.A. from The Leonard Stern School of Business Administration of New York University.

Ameritrans Capital Corporation is an internally managed, closed-end investment company that has elected to be regulated as a business development company (BDC) under the Investment Company Act of 1940, as amended. Ameritrans originates, structures and manages a portfolio of medallion loans, secured business loans and selected equity securities. Ameritrans' wholly owned subsidiary Elk Associates Funding Corporation was licensed by the United States Small Business Administration as a Small Business Investment Company (SBIC) in 1980. The Company maintains its offices at 747 Third Avenue, 4th Floor, New York, NY 10017.

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This announcement contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements are subject to certain risks and uncertainties that could cause actual results to differ materially from those presently anticipated or projected. Ameritrans Capital Corporation cautions investors not to place undue reliance on forward-looking statements, which speak only as to management's expectations on this date.